Exhibit 99.3

San Jacinto Minerals I

Estimated

Future Reserves and Income

Attributable to Certain

Royalty Interests

SEC Parameters

As of

December 31, 2024

/s/ Stephen E. Gardner, P.E	/s/ Edward M. Polishuk
Stephen E. Gardner, P.E.	Edward M. Polishuk
Colorado License No. 44720	Senior Petroleum Evaluator
Managing Senior Vice President

RYDER SCOTT COMPANY, L.P. TBPELS Firm Registration No. F-1580 RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

January 16, 2026

San Jacinto Minerals

5990 Greenwood Plaza Blvd., Suite 120

Greenwood Village, Colorado 80111

Ladies and Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain royalty interests of San Jacinto Minerals I (SJM I) as of December 31, 2024. The subject properties are located in the states of Pennsylvania and West Virginia. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third-party study, completed on January 16, 2026 and presented herein, was prepared in accordance with the disclosure requirements set forth in the SEC regulations.

The properties evaluated by Ryder Scott represent 100 percent of the total net proved developed liquid hydrocarbon reserves and 100 percent of the total net proved developed gas reserves of SJM I as of December 31, 2024.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2024 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, as required by the SEC regulations. Actual future prices may vary considerably from the prices that were used in this report. The reserves volumes and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized as follows.

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San Jacinto Minerals I – SEC Parameters

January 16, 2026

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Royalty Interests of

San Jacinto Minerals I

As of December 31, 2024

	Proved Developed
	Producing	Non-Producing	Total
Net Reserves
Oil/Condensate – Mbbl	14	4	18
Plant Products – Mbbl	653	61	714
Gas – MMcf	47,103	2,424	49,528
Income Data ($M)
Future Gross Revenue	$85,030	$4,624	$89,654
Deductions	0	0	0

Future Net Income (FNI)	$85,030	$4,624	$89,654

Discounted FNI @ 10%	$42,513	$2,575	$45,088

Liquid hydrocarbons are expressed in standard 42 U.S. gallon barrels and shown herein as thousands of barrels (Mbbl). All gas volumes are expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the area in which the gas volumes are located. All gas reserves volumes are reported on an “as sold” basis. In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars ($M).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package ARIESTM Petroleum Economics and Reserves Software, a copyrighted program of Halliburton. The program was used at the request of SJM I. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one-line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of production taxes. The deductions do not incorporate any operating costs or Pennsylvania Impact Fees as SJM I is a royalty interest partner only. However, such costs were included in our property level economics to calculate economic limits. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.

Gas reserves account for approximately 80 percent and liquid hydrocarbon reserves account for the remaining 20 percent of total future gross revenue from proved developed reserves reported herein.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

San Jacinto Minerals I – SEC Parameters

January 16, 2026

Discounted Future Net Income ($M) As of December 31, 2024
Discount Rate Percent	Total Proved
8	$49,957
12	$41,171
14	$37,962
15	$36,567

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “PETROLEUM RESERVES DEFINITIONS” is included as an attachment to this report.

The various reserves status categories are defined in the attachment entitled “PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES” in this report. The proved developed non- producing reserves included herein consist of the shut-in category and comprise wells that are waiting on facilities.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal categories, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At SJM I’s request, this report addresses only the proved developed reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

San Jacinto Minerals I – SEC Parameters

January 16, 2026

Proved reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

SJM I’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a detailed study of the properties in which SJM I owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves. Reserves evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator. Therefore, it is the categorization of reserves quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely to be achieved than not.” The SEC states that “Probable reserves are those additional reserves

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

San Jacinto Minerals I – SEC Parameters

January 16, 2026

that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “Possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserves categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserves categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The reserves for the properties included herein were estimated by performance methods or analogy. All of the proved reserves attributable to producing wells and/or reservoirs were estimated by decline curve analysis, a performance method which utilized extrapolations of historical production and pressure data through September 2024 in cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by SJM I or obtained from public data sources and were considered sufficient for the purpose thereof.

Reserves attributable to the proved developed non-producing status category included herein were estimated by analogy. The data utilized from the analogues were furnished to Ryder Scott by SJM I or obtained from public data sources and were considered sufficient for the purpose thereof.

To estimate economically producible proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

SJM I has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by SJM I with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, Pennsylvania Impact Fees and production taxes, product prices based on the SEC regulations, adjustments or differentials to product prices, and base maps. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by SJM I. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

San Jacinto Minerals I – SEC Parameters

January 16, 2026

Future Production Rates

For the producing wells included herein, our forecasts of future production rates and decline trends are based on the historical performance data of each well.

The initial performance of analogous wells was used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by SJM I and in certain instances supplemented with dates provided by Ryder Scott using regional knowledge. Wells that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production.

The future production rates from wells currently on production or wells that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period.

SJM I furnished us with the above mentioned average benchmark prices in effect on December 31, 2024. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic area included in the report.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, certain gas firm transportation fees, certain NGL fractionation and transportation fees, and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished to us by SJM I. The differentials furnished by SJM I were reviewed by us for their reasonableness using information furnished by SJM I for this purpose.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for the geographic area included in the report.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

San Jacinto Minerals I – SEC Parameters

January 16, 2026

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
North America
	Oil/Condensate	WTI Cushing	$75.48/bbl	$71.51/bbl
United States	NGLs	WTI Cushing	$75.48/bbl	$23.67/bbl
	Gas	Henry Hub	$2.13/MMBTU	$1.44/Mcf

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by SJM I. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells. It should be noted that SJM I only owns a royalty interest in the subject wells and the operating costs supplied by SJM I were used only to determine the economic life of each property. Similarly, abandonment costs and salvage value were not utilized in the report.

The proved developed non-producing reserves in this report are associated with royalty interests only. Accordingly, SJM I has provided us their best approximation of the operators’ plans as of December 31, 2024. These estimated plans are based on information such as, but not limited to, some direct communications with SJM I’s partners. Additionally, SJM I has informed us that they are not aware of any legal, regulatory, or political obstacles that would significantly alter these plans. While these plans could change from those under existing economic conditions as of December 31, 2024, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by SJM I were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have approximately eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

San Jacinto Minerals I – SEC Parameters

January 16, 2026

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists receive professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization. Regulating agencies require that, in order to maintain active status, a certain amount of continuing education hours be completed annually, including an hour of ethics training. Ryder Scott fully supports this technical and ethics training with our internal requirement mentioned above.

We are independent petroleum engineers with respect to SJM I. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analyses conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations.

We have provided SJM I with a digital version of the original signed copy retained in our files. In the event there are any differences between the digital version included in presentations made by SJM I and the original signed copy in our files, the original signed file copy shall control and supersede the digital version.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

San Jacinto Minerals I – SEC Parameters

January 16, 2026

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P. TBPELS Firm Registration No. F-1580

/s/ Stephen E. Gardner
Stephen E. Gardner, P.E.
Colorado License No. 44720
Managing Senior Vice President

/s/ Edward M. Polishuk
Edward M. Polishuk
Senior Petroleum Evaluator

SEG-EMP (DRO)/pl

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS